Trestle Holdings, Inc.

October 10, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Peggy Fisher, Assistant Director

Re: Trestle Holdings, Inc. Request for Withdrawal of Registration Statement on Form SB-2

File No. 333-128495

Ladies and Gentlemen:

Trestle Holdings, Inc. (the "Company") hereby requests that its Registration Statement on Form SB-2 (File No. 333-128495) together with all exhibits thereto (the "Registration Statement") filed with the Commission on September 22, 2005, pursuant to Rule 477 under the Securities Act of 1933, as amended. The Company is submitting this request for withdrawal because the transactions contemplated in the Registration Statement were terminated and, thus, the Registration Statement is no longer necessary.

Pursuant to Rule 457, please apply the Company’s filing fee to its account with the SEC. Please provide a copy of the order via facsimile to the undersigned at (949)-903-0468 with a copy to Glenn Smith of Kaye Scholer LLP, the Company’s counsel at (310)-229-1882. No securities were sold pursuant to the Registration Statement. Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible.

Please do not hesitate to contact the undersigned at (949) 903-0468 with any questions you may have regarding the Registration Statement.

Very truly yours,

Trestle Holdings, Inc.

By: /s/ ERIC STOPPENHAGEN
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Name: Eric Stoppenhagen
Title: Interim President and Secretary